SEABOARD
                      CORPORATION


July 3, 2013


Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549


RE:  Seaboard Corporation
     Form 10-K for the year ended December 31, 2012
     Filed February 27, 2013
     File No. 1-03390


Dear Mr. Gordon:

We are writing in response to your letter dated June 26, 2013, with respect to the above-referenced report filed by Seaboard Corporation ("Seaboard" or the "Company"). Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

     -    the   Company   is   responsible  for  the adequacy and
          accuracy of the disclosure in our filing with the Commission;

     - staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
          States.

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                 COMMENTS AND OUR RESPONSES

Form 10-K

Contractual Obligations and Off-Balance Sheet Arrangements, page 16

Comment 1: In   future   filings,  please  revise  your   tabular
           presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response:  In future  filings, we will include the information as requested.


Consolidated Statements of Comprehensive Income, page 28

Comment 2: We note that you have included dividends declared per common share on the face of your Consolidated Statements of Comprehensive Income. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.

Response:  In future  filings, we will delete dividends declared per common share from the face of our Consolidated Statements of Comprehensive Income and continue to include this information in the Notes to Consolidated Financial Statements.

In summary, we have carefully considered the comments and views expressed in your letter and believe your comments will improve our future financial reporting. We believe our responses fully respond to the comments provided, and we do not believe that these inquires or responses indicate the existence of any deficiencies in financial reporting controls or procedures. If you have any questions or require any further information, please call me at (913) 676-8833 or John Virgo at (913) 676-8936.

Very truly yours,

SEABOARD CORPORATION


/s/ Robert L. Steer

Robert L. Steer
Executive Vice President and Chief
Financial Officer

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